UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 29, 2020

Tetraphase Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35837	20-5276217
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

480 Arsenal Way Watertown, Massachusetts		02472
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (617) 715-3600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.001 par value per share	TTPH	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement

On May 29, 2020, Tetraphase Pharmaceuticals, Inc. (“Tetraphase” or the “Company”) entered into a Second Amendment to Agreement and Plan of Merger (the “Second Amendment”) further amending the merger agreement, dated as of March 15, 2020 and amended on May 27, 2020, by and among Tetraphase, AcelRx Pharmaceuticals, Inc. (“AcelRx”) and Consolidation Merger Sub, Inc. (the “Merger Agreement”, and as amended by the Second Amendment, the “Amended Merger Agreement”).

Pursuant to the Amended Merger Agreement, at the effective time of the merger (the “Merger”), the holders of Tetraphase common stock (including common stock underlying restricted stock units and performance-based stock units) will be entitled to receive upfront consideration of $0.5872 in cash and 0.7409 of a share of AcelRx common stock per share of Tetraphase common stock, subject to downward adjustment in the event that the Company’s closing net cash is less than $5.0 million, plus contingent value rights (“CVRs”) representing the right to receive potential contingent payments of up to $16.0 million in the aggregate, payable in cash, based on the achievement of net sales milestones pursuant to the CVR Agreement, as described below.

In addition, pursuant to the Amended Merger Agreement, the outstanding warrants of Tetraphase will be treated in accordance with their terms, except that those warrantholders which have executed amendments to the voting agreements described below would be entitled to receive (i) $0.8085 in cash and 1.0201 of a share of AcelRx common stock per share of Tetraphase common stock underlying the common stock warrants issued by Tetraphase in 2019, (ii) $0.8123 in cash and 1.0250 of a share of AcelRx common stock per share of Tetraphase common stock underlying the common stock warrants issued by Tetraphase in 2020 and (iii) the product of (a) in the case of pre-funded warrants issued by the Company in November 2019, 99.42631%, and in the case of pre-funded warrants issued by the Company in January 2020, 99.94263%, and (b) each element of the merger consideration to be received by the Tetraphase stockholders for each share of the Company’s common stock underlying such pre-funded warrants.

Based on the closing price of AcelRx stock on May 28, 2020, the upfront stock and cash consideration to be received by Tetraphase equityholders is valued at approximately $37.0 million, with approximately $18.7 million of this amount allocated to the Company’s outstanding common stock warrants. The upfront stock and cash consideration is subject to downward adjustment in the event that the Company’s closing net cash is less than $5.0 million.

The Amended Merger Agreement also increased the termination fee payable to AcelRx in specified circumstances from $1,441,000 to $1,778,000.

The Tetraphase board of directors has approved the Merger and the amended terms of the Merger in the Second Amendment, determined that as a result of the Second Amendment, Melinta’s previously disclosed amended proposal of May 27, 2020 is not superior and has recommended the adoption of the merger agreement, as amended by the Second Amendment, by the Tetraphase stockholders.

In connection with the Amended Merger Agreement, certain of the Company’s warrantholders entered into amendments to the voting agreements dated March 15, 2020, as previously amended on May 27, 2020, to which they were a party with AcelRx. Under the amended voting agreements, these warrantholders, which collectively beneficially own approximately 20% of the outstanding voting power of the Company, agreed, among other things, to vote their shares of Tetraphase common stock in favor of the adoption of the Amended Merger Agreement and to the treatment of the warrants specified above.

The Second Amendment further provides for a revised form of contingent value rights agreement to be entered into prior to the effective time of the merger between AcelRx and a rights agent selected by Parent and reasonably acceptable to the Company governing the terms of certain consideration payable thereunder (the “CVR Agreement”). Under the CVR Agreement, the CVRs will be payable in cash if the following milestones are achieved: (a) $2.5 million upon the achievement of annual net sales of XERAVA in the United States of at least $20.0 million during the calendar year ending on December 31, 2021; (b) $4.5 million upon the achievement of annual net sales of XERAVA in the United States of at least $35.0 million during any calendar year ending on or before December 31, 2024; and/or (c) $9.0 million upon the achievement of annual net sales of XERAVA in the United States of at least $55.0 million during any calendar year ending on or before December 31, 2024. The right to the contingent consideration as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

Except as noted above, all other terms of the Amended Merger Agreement are substantially the same as the corresponding terms of the Merger Agreement, a description of which is included under “Item 1.01. Entry into a Material Definitive Agreement—Agreement and Plan of Merger” of the Current Report on Form 8-K filed by the Company with the SEC on March 16, 2020 (the “Prior Current Report”) and is incorporated herein by reference.

The foregoing descriptions of the Second Amendment and the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the Second Amendment, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference, and the form of CVR Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 8.01 Other Events.

On May 29, 2020, the Company issued a press release announcing its entry into the Second Amendment. A copy of that press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Second Amendment to Agreement and Plan of Merger, by and among Parent, Merger Sub and Company, dated May 29, 2020.

10.1	Form of Contingent Value Rights Agreement, by and between AcelRx and the Rights Agent.

99.1	Press Release, dated May 29, 2020.

Additional Information and Where to Find it

In connection with the proposed transaction between Tetraphase and AcelRx, AcelRx filed with the SEC the Registration Statement containing a document constituting a prospectus of AcelRx and a proxy statement of Tetraphase. The Registration Statement was declared effective by the SEC on April 24, 2020, and Tetraphase commenced mailing the definitive proxy statement/prospectus to stockholders of Tetraphase on April 28, 2020. Tetraphase and AcelRx also plan to file other relevant documents with the SEC regarding the proposed transaction. Investors and security holders are urged to read the definitive proxy statement/prospectus and other relevant documents filed with the SEC carefully and in their entirety because they contain important information.

Investors and security holders can obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Tetraphase and/orAcelRx through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders can obtain free copies of the proxy statement/prospectus from Tetraphase by written request to Tetraphase Pharmaceuticals, Inc., 480 Arsenal Way, Watertown, Massachusetts 02472, Attn: Secretary or by calling (617) 715-3600.

No Offer or Solicitation

This communication does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor a solicitation of any vote or approval, with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Each of Tetraphase and AcelRx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Tetraphase stockholders in connection with the proposed transaction. Information about Tetraphase’s directors and executive officers is included in Tetraphase’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 12, 2020. Information about AcelRx’s directors and executive officers is included in its definitive proxy statement, which was filed with the SEC on April 24, 2020. Other information regarding the participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, was contained in the definitive proxy statement/prospectus filed with the SEC on April 24, 2020. Investors may obtain free copies of these documents from Tetraphase or AcelRx as indicated above.

Forward-Looking Statements

Statements in this Form 8-K contain various forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, those regarding the transactions contemplated by the AcelRx Merger Agreement and any proposed transaction contemplated by the Revised AcelRx Proposal or the Melinta proposal, the expected timetable for completing any such transactions, future financial and operating results, benefits and synergies of the transactions, future opportunities for the combined company and any other statements about future expectations, plans and prospects for Tetraphase. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that the proposed Merger may not be completed in a timely manner, or at all, which may adversely affect Tetraphase’s business and the price of its common stock; the failure to satisfy all of the closing conditions of the proposed Merger, including the approval of the Amended Merger Agreement by Tetraphase’s stockholders; the occurrence of any event, change or other circumstance that could give rise to the termination of the Amended Merger Agreement; the effect of the announcement or pendency of the proposed Merger on Tetraphase’s business, operating results, and relationships with customers, suppliers, competitors and others; risks that the proposed Merger may disrupt Tetraphase’s current plans and business operations; risks related to the diverting of management’s attention from Tetraphase’s ongoing business operations; the outcome of any legal proceedings that may be instituted against Tetraphase related to the Amended Merger Agreement or the proposed Merger; risks relating to Tetraphase’s ability to successfully commercialize Xerava; concerns with or threats of, or the consequences of, pandemics, contagious diseases or health epidemics, including COVID-19; general economic and market conditions and the risk factors set forth under the caption “Risk Factors” in Tetraphase’s Quarterly Report on Form 10-Q for the period ended March 31, 2020 filed with the SEC on May 7, 2020 and in any other subsequent filings made by Tetraphase with the SEC. Any forward-looking statements contained in this Form 8-K speak only as of the date hereof, and Tetraphase specifically disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TETRAPHASE PHARMACEUTICALS, INC.

	By:	/s/ Maria Stahl
Date: May 29, 2020		Maria Stahl
Chief Business Officer and General Counsel